EXHIBIT-(a)(2)
SPECIAL REVIEW COMMITTEE OF U.S. XPRESS BOARD OF DIRECTORS TAKES NEUTRAL
POSITION ON TENDER OFFER
CHATTANOOGA, Tenn., September 26, 2007
          U.S. Xpress Enterprises, Inc. (NASDAQ: XPRSA) announced today that the Special Committee, composed of three disinterested members of the Company’s board of directors, is expressing no opinion and is remaining neutral with respect to the tender offer by New Mountain Lake Acquisition Company, a Nevada corporation (“Purchaser”), and a wholly owned subsidiary of New Mountain Lake Holdings, LLC, a Nevada limited liability company (“Holding Company”), to purchase for cash all outstanding shares of Class A Common Stock of the Company (the “Class A Shares”), other than the shares of Class A Shares already owned by Purchaser, Holding Company and their affiliates, at a price of $20.10 per Class A Share. The Special Committee is urging the Company’s stockholders to make their own decisions on whether to tender their Class A Shares and accept the offer, based on their investment objectives and all of the available information, including the factors considered by the Special Committee. These factors are described in the Company’s Solicitation/Recommendation Statement on Schedule 14d-9, which is being filed today with the Securities and Exchange Commission (the “SEC”) and mailed to stockholders. The Special Committee urges each stockholder to read the factors considered by the Special Committee in the Company’s Solicitation/Recommendation Statement on Schedule 14d-9 and any amendments thereto when they come available and all other filings by the Company with the SEC at the SEC’s website at www.sec.gov. In addition, these materials may be obtained free of change from the Company by directing a request to U.S. Xpress Enterprises, Inc., 4080 Jenkins Road, Chattanooga, Tennessee 3741, Attention: Debbie Massengale at 423-510-3314.
About U.S. Xpress
U.S. Xpress Enterprises, Inc. is the fourth largest publicly owned truckload carrier in the United States, measured by revenue. The Company provides dedicated, regional, and expedited team truckload services throughout North America, with regional capabilities in the West, Midwest, and Southeastern United States. The Company is one of the largest providers of expedited and time-definite services in the truckload industry and is a leader in providing expedited intermodal rail services. Xpress Global Systems, Inc., a wholly owned subsidiary, is a provider of transportation, warehousing, and distribution services to the floor covering industry. The Company participates in logistics services through its joint ownership of Transplace, an Internet-based global transportation logistics company. U.S. Xpress has an 80% ownership interest in Arnold Transportation Services, Inc., which provides regional, dedicated, and medium length-of-haul services with a fleet of approximately 1,500 trucks, and Total Transportation of Mississippi and affiliated companies, a truckload carrier that provides medium length of haul and dedicated dry-van service with a fleet of approximately 600 trucks primarily in the Eastern United States. U.S. Xpress has a 49% ownership interest in Abilene Motor Express, Inc. with approximately 170 trucks and a 40% interest in C&C Trucking of Duncan with approximately 130 trucks. More information about U.S. Xpress Enterprise, Inc. and its principal subsidiary companies is available on the Company’s website at www.usxpress.com.